                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
        ---------------------------------------------------------------
                               (Amendment No. 3)

                     ARRHYTHMIA RESEARCH TECHNOLOGY, INC.
        ---------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $ .01
        ---------------------------------------------------------------
                        (Title of Class of Securities)

                                   042698209
                              ------------------
                                (CUSIP Number)

                            Russell C. Chambers MD
                               772 Potato Patch
                             Vail, Colorado  81657
                                (970) 476-3386
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 10, 2002
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

----------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 042698209            SCHEDULE 13D              PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Russell C. Chambers MD

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            473,713 Shares Common Stock,
                          $.01 Par Value
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          23,802 Shares Common Stock,
     OWNED BY             $.01 Par Value
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             473,713 Shares Common Stock,
                          $.01 Par Value
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    23,802 Shares Common Stock,
                          $.01 Par Value
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      473,713 Shares Common Stock, $.01 Par Value

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
      Excludes 23,802 shares owned by the Chambers Medical Foundation which Dr. Chambers is co-trustee but disclaims any beneficial ownership.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 042698209            SCHEDULE 13D              PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

Item 1.   Security and Issuer

     This statement relates to the $.01 Par Value Common Stock ("Common Stock") of Arrhythmia Research Technology, Inc. ("ART"), the principal executive offices of which are located at 25 Sawyer Passway, Fitchburg, Massachusetts 01420



Item 2.   Identity and Background

     (a)  Russell C. Chambers, MD

     (b)  Dr. Chambers' business address is 772 Potato Patch,
          Vail, Colorado  81657

     (c) Dr. Chambers' principal occupation is overseeing his personal investments.

     (d) Dr. Chambers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Dr. Chambers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f)  Dr. Chambers is a citizen of the United States.

Item 3.   Source and amount of Funds or Other Consideration

     The Common Stock of ART acquired by Dr. Chambers has been purchased for an aggregate cash consideration of $112,050.00, utilizing personal funds.

Item 4.   Purpose of Transaction

     Dr. Chambers has purchased the Common Stock of ART for investment purposes.

Item 5.    Interest in Securities of the Issuer

     (a) The aggregate number of shares of Common Stock of ART beneficially owned by Dr. Chambers and the percentage which those shares are of the outstanding Common Stock of ART are as follows:

           Russell C. Chambers MD       473,713 shares      15.9%

     (b) Dr. Chambers has the sole power to vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock listed in subpart (a) of this Item.

     (c) The following transactions in the Common Stock of ART were effected by Dr. Chambers since the last Schedule 13D filing:


   Date        Amount of Securities     Price per Share   Where and How Effected
--------------------------------------------------------------------------------

  09/25/99              5,535               $1.7500              Open Market
  10/28/99              3,000               $1.5000              Open Market
  08/26/00              4,600               $1.7500              Open Market
  09/07/00             10,000               $1.7500              Open Market
  05/10/00              4,013               $1.5000           Comp.for Dir.Svcs.
  10/13/00             10,000               $1.6250              Open Market
  12/31/01              5,000               $2.4100              Open Market
  12/31/01              1,000               $2.5000              Open Market
  01/02/02                500               $2.5000              Open Market
  01/10/02             18,000               $1.0625          Exercise of Options
  01/14/02              5,000               $2.7500              Open Market
  01/15/02                500               $2.7500              Open Market
  01/16/02                500               $2.8000              Open Market


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Dr. Chambers does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of ART, including but not limited to transfer or voting of any securities of ART, finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     Not Applicable

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2002           /s/ Russell C. Chambers MD
                                   ----------------------------
                                   Russell C. Chambers, M.D.